Trim Holding Group

300 Center Ave. Suite 202

Bay City, MI 48708

November 24, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Trim Holding Group
Form RW With Respect to Withdrawal of
Registration Statement on Form S-1 (File No. 333-169048)

Ladies and Gentlemen:

            Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Trim Holding Group (the “Registrant”) hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-169048), filed with the Securities and Exchange Commission (the “Commission”) on August 25, 2010, as amended by Pre-Effective Amendment No. 1 filed with the Commission on October 13, 2010, together with all exhibits thereto (the “Registration Statement”).  The Registrant confirms that no securities have been issued or sold under the Registration Statement.

                The Registrant is requesting withdrawal because it believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

                In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

                If you have any questions regarding this application for withdrawal, please contact the undersigned at (989) 891-0500.

                                                                                                Respectfully submitted,

                                                                                                Trim Holding Group

                                                                                                By: /s/ Louis Bertoli

                                                                                                     Louis Bertoli

                                                                                                     President and Chief Executive Officer

                                                                                                     Chairman of the Board of Directors

                                                                                                By:  /s/ Nitin Amersey

                                                                                                      Nitin Amersey

                                                                                                      Chief Financial Officer, Secretary,

                                                                                                      Treasurer, and Director